I, Sam Malone, certify that:

(1) the financial statements of guru.club LLC included in this Form are true and complete in all material respects; and

(2) the tax return information of guru.club LLC included in this Form reflects accurately the information reported on the tax return for guru.club LLC filed for the fiscal year ended 2018.



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Sam Malone
Chief Executive Officer
7/8/19

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Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.